MINDCURRENT, INC.

UNAUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND
PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018
(WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT)

 GeffenMesher

MINDCURRENT, INC.
TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

PAGE



GeffenMesher
888 SW 5th Avenue Suite 800
office 503. 221. 0141 fax 503. 227. 7924
PORTLAND, OREGON | GMCO.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
Mindcurrent, Inc.
Portland, Oregon

We have reviewed the accompanying financial statements of Mindcurrent, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in equity (deficit) and cash flows for the year ended December 31, 2019 and the period from January 19, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 1. Our conclusion is not modified with respect to this matter.

Geffen Mesher and Company, P.C.

April 9, 2020

December 31,		2019		2018
ASSETS				
Current assets				
Cash	$	2,139	$	71,666
Prepaid expenses		4,800		
	$	6,939	$	71,666
LIABILITIES AND DEFICIT				
Current liabilities				
Accounts payable	$	20,704		
Accrued interest payable		27,435	$	2,712
Total current liabilities		48,139		2,712
Convertible notes payable		615,000		150,000
		663,139		152,712
Deficit				
Common stock, $0.00001 par value; 25,000,000 shares authorized, 8,000,000 issued and outstanding		80		
Accumulated deficit	(	657,000)		
Additional paid in capital		720		
Members' deficit			(	81,046)
	(	656,200)	(	81,046)
	$	6,939	$	71,666

Year Ended December 31, 2019 and Period from January 19, 2018 (Inception) to December 31, 2018		2019		2018
Revenues	$	962		
Operating expenses				
Research and development		485,730	$	45,600
Marketing and advertising		33,023		54
General and administrative		33,440		480
		552,193		46,134
Operating loss	(	551,231)	(	46,134)
Interest expense		24,723		2,712
Net loss	($	575,954)	($	48,846)

MINDCURRENT, INC.
UNAUDITED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

| | Common stock | | | | | |
	Shares issued and outstanding	Amount	Accumulated deficit	Additional paid- in capital	Members' equity (deficit)	Total
Balance, January 19, 2018 (inception)					$ -0-	$ -0-
Members' contributions					7,800	7,800
Members' distributions					(40,000)	(40,000)
Net loss					(48,846)	(48,846)
Balance, December 31, 2018					(81,046)	(81,046)
Conversion from limited liability company to C-corporation (see Note 1)			($ 81,046)		81,046	-0-
Issuance of common stock	8,000,000	$ 80		$ 720		800
Net loss			(575,954)			(575,954)
Balance, December 31, 2019	8,000,000	$ 80	($ 657,000)	$ 720	$ -0-	($ 656,200)

Year Ended December 31, 2019 and Period from January 19, 2018 (Inception) to December 31, 2018		2019		2018
Cash flows from operating activities				
Net loss	($	575,954)	($	48,846)
Change in operating assets and liabilities				
Prepaid expenses	(	4,800)		
Accounts payable		20,704		
Accrued interest payable		24,723		2,712
Net cash used in operating activities	(	535,327)	(	46,134)
Cash flows from financing activities				
Proceeds from issuance of convertible notes payable		465,000		150,000
Members' contributions				7,800
Members' distributions			(	40,000)
Proceeds from issuance of common stock		800		
Net cash provided by financing activities		465,800		117,800
Net change in cash	(	69,527)		71,666
Cash at beginning of period		71,666		-0-
Cash at end of year	$	2,139	$	71,666

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

1.   Summary of significant accounting policies and line of business

Line of business
Mindcurrent, Inc. (the "Company" or "Mindcurrent") is a Delaware corporation which was incorporated on May 6, 2019 (the "Conversion Date") when the Company converted to a corporation. Prior to the conversion, the Company operated as Intentwave, LLC ("Intentwave"), a Delaware limited liability company organized on January 19, 2018. The Company is based in Beaverton, Oregon.

The Company's product is in the development stage and is intended to be an artificial intelligence platform that predicts and prevents stress for individuals and teams with complete privacy and personalized recommendations delivered via a software application. The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology.

Liquidity and financing requirements
For the year ended December 31, 2019 and the period from January 19, 2018 (inception) to December 31, 2018, the Company reported net losses of approximately $576,000 and $49,000 and had net cash used in operating activities of approximately $535,000 and $46,000. As of December 31, 2019 and 2018, the Company had working capital of approximately ($41,000) and $69,000 and deficit of approximately $656,000 and $81,000. The Company's management believes it will require the positive cash flows generated from its Regulation Crowdfunding campaign (see Note 6) and from operations to provide sufficient funding for operations at projected levels through April 9, 2021. In addition, the Company will likely need additional financing to continue operations. There can be no assurance that such sources of financing will be available if required or, if available, will be on terms satisfactory to the Company. The financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions which affect reported amounts and related disclosures in the Company's financial statements. Although the Company's estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future actual conditions could be different than anticipated in those estimates, which could materially affect the Company's financial position, results of operations and cash flows.

Recent accounting pronouncements
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*", as well as subsequently issued clarifying ASUs, collectively referred to as "Accounting Standards Codification ("ASC") 842". For lessees, ASC 842 requires at the inception of the lease, the recognition of a right-of-use asset on their balance sheet representing the right to use the underlying asset for the lease term, and a corresponding lease liability, representing the obligation to make lease payments. The right-of-use asset and the lease liability are amortized over the life of the lease term. In addition, ASC 842 requires certain expanded disclosures about the nature and terms of lease agreements and is effective for non-public entities for annual reporting periods beginning after December 15, 2020, with early adoption permitted. The Company is evaluating the potential impact and timing of adopting ASC 842 on its financial statements.

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

1.   Summary of significant accounting policies and line of business (continued)

Recent accounting pronouncements (continued)
Effective January 1, 2019, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers (Topic 606)"*, as well as all the subsequently issued clarifying ASUs, collectively referred to as ASC 606. ASC 606 has superseded virtually all other revenue recognition guidance and requires an entity to recognize revenue when it transfers control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASC 606 requires expanded disclosures relating to the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted ASC 606 utilizing the modified retrospective approach, which requires the cumulative effect of adoption to be recognized in the beginning balance of retained earnings and no change to prior year financial statements. The adoption of ASC 606 did not result in any adjustment to retained earnings as of January 1, 2019. As part of the adoption of ASC 606, the Company elected the ongoing practical expedients to (1) group similar contracts together in a portfolio; (2) expense sales commissions when incurred, because the amortization period would be one year or less; and (3) exclude qualified taxes assessed by a governmental authority from revenues when collected from customers and remitted to that authority.

Revenue recognition
The Company's contracts are accounted for as having a single performance obligation, with contract revenue recognized over time as the customer simultaneously receives and consumes the benefits of the product. Under contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using an estimate of the stand-alone selling price of each distinct service in the contract, or the residual method when the stand-alone selling price for certain services is indeterminable.

Research and development
Research and development consist of fees paid to contractors, software expenses, and webhosting expenses incurred in conjunction with the development of the Company's intended product before technological feasibility is achieved. Research and development costs are expensed as incurred. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Advertising
Advertising costs are expensed as incurred.

Income taxes
Prior to the Conversion Date, no provision was made for income taxes since such taxes were the liability of the members up until the Company became a corporation. The members were taxed on their share of the Company's taxable income, whether or not it was distributed and may be entitled to deduct on their income tax returns their share of the Company's net losses, subject to certain limitations.

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

1.   Summary of significant accounting policies and line of business (continued)

Income taxes (continued)
As of and after the Conversion Date, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating losses carried forward for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

Management evaluates income tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain tax position that, more likely than not, would not be sustained upon examination by taxing authorities.

Subsequent events
The Company has evaluated subsequent events through April 9, 2020, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2.   Income taxes

The deferred tax asset and income tax benefit as of and for the period from the Conversion Date to December 31, 2019 consists approximately of $52,000 generated from federal and state net operating loss carryforwards of approximately $188,000 that do not expire. The Company determined a full valuation allowance against the deferred tax asset is appropriate as it is more likely than not that the net deferred tax asset will not be realized through sufficient taxable income in the future, resulting in no deferred tax asset or income tax benefit at December 31, 2019 and for the period from the Conversion Date to December 31, 2019. Additionally, ownership changes, as defined by Section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year or in the aggregate.

3.   Equity

Prior to the Conversion Date, the Company was a limited liability company with a single class of membership units and all equity transactions were recorded as increases or decreases in members' equity (deficit). On the Conversion Date, members' deficit was converted to shareholders' equity as accumulated deficit. As of December 31, 2019, the Company was authorized to issue a total of 25,000,000 common shares, each with a par value of $0.00001.

Stock incentive plan
In December 2019, the Company adopted the Mindcurrent, Inc. 2019 Stock Incentive Plan (the "Plan"). Under the Plan, the Company has authorized up to 4,000,000 shares of common stock to be reserved for stock awards in the form of incentive stock options, non-statutory stock options, or restricted stock awards. Awards under which shares are issued immediately upon grant may be subject to forfeiture if vesting conditions are not satisfied, or restricted stock unit awards under which shares are not issued until after vesting conditions are satisfied.

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

3. Equity (continued)

Stock incentive plan (continued)
Under the Plan, stock awards may be granted at exercise prices determined by the board of directors and shall not be less than the fair market value of the underlying shares at the date of the grant. Vesting and other terms will be dictated by individual stock award agreements executed at the time of the grant. All vested awards must generally be exercised within three months of termination of employment.

As of December 31, 2019, no grants had been made and all 4,000,000 shares remain available for grant under the Plan.

4. Convertible notes payable

At December 31, 2019 and 2018, the Company has unsecured convertible notes payable in the amount of $615,000 and $150,000. The notes bear interest at 6.00% and are convertible upon the earlier of (i) the next sale by the Company of its equity securities amounting to at least $1,000,000 ("Next Equity Financing"), (ii) the sale of the Company as defined in the note agreements, and (iii) at the discretion of the holders after the respective maturity dates of the notes payable. Interest accrued on the notes is not due until the notes convert, at which time interest outstanding may be converted or paid in full depending on the conversion-inducing event. The notes have a beneficial conversion feature; however, management has deemed it to be contingent and thus no adjustments have been recorded as of December 31, 2019 and 2018.

The notes mature on various dates ranging from September 2021 to November 2022. If the notes are converted pursuant to the Next Equity Financing, the Company may choose to pay outstanding accrued interest or include the amount in the total to be converted. The number of shares into which the notes payable convert will be equal to the outstanding principal and interest divided by the conversion price.

If the notes payable convert pursuant to the Next Equity Financing, the conversion price will be equal to the lesser of (i) 70% of the lowest price per share during the Next Equity Financing and (ii) the lowest price per share sold during the Next Equity Financing times the quotient equal to $3,000,000 divided by the number of fully diluted issued and outstanding shares of the Company's stock, as defined in the convertible note agreements. If converted pursuant to the Next Equity Financing, the notes will convert into the same type of shares sold during the Next Equity Financing.

If the notes payable convert at the discretion of the holder after the maturity date or if they convert upon the sale of the Company, the conversion price will be equal to $3,000,000 divided by the number of fully diluted issued and outstanding shares of the Company's stock, as defined in the convertible note agreements. If converted at the discretion of the holder after the maturity date or upon the sale of the Company, the notes will convert into common shares.

5. Related party transactions

The Company paid approximately $331,000 in contractor fees to the three shareholders of the Company and one prior member of the Company during the year ended December 31, 2019. These fees are included in research and development in the accompanying statements of operations. In addition, two of the convertible notes amounting to $200,000 in principal and approximately $7,000 in accrued interest are held by a shareholder of the Company.

YEAR ENDED DECEMBER 31, 2019 AND PERIOD FROM JANUARY 19, 2018 (INCEPTION) TO DECEMBER 31, 2018

6.   Subsequent events

In December 2019, a novel strain of coronavirus ("COVID-19") surfaced and has since been declared a global pandemic by the World Health Organization. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. Possible areas that may be affected include, but are not limited to, disruption to the Company's operations, ability to raise capital and customer demand for the Company's product. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the related financial impact to the Company and its duration cannot be reasonably estimated at this time.

In February 2020, the Company commenced a Regulation Crowdfunding campaign, which allows the Company to offer and sell up to $1.07 million worth of its equity to the public through an SEC-registered intermediary, in the form of Simple Agreements for Future Equity ("SAFE") instruments. As of April 9, 2020, the Company had raised $107,000 through this campaign.